UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

DIVERSIFIED OPPORTUNITIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

29336A101

(CUSIP Number)

Rick Stokes

Chief Executive Officer

QR Sciences Holdings Limited

5/435 Williamstown Road

Port Melbourne, Australia VIC 3207

(613) 9646-9016

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29336A101	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON QRSCIENCES HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,000,000 shares
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 9,000,000 shares
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,000 shares
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.83%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 29336A101	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $.001 (the “Shares”), issued by Diversified Opportunities, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 10907 Technology Place, San Diego, California 92127

Item 2.	Identity and Background.

The person filing this statement is QR Sciences Holdings Limited (the “Reporting Person”). The principal business address of the Reporting Person is 5/435 Williamstown Road, Port Melbourne, VIC 3207

The name, citizenship, present principal occupation or employment and of each director and executive officer of the Reporting Person is as follows:

Name	Position	Citizenship
Rick Stokes	CEO, Director	Australian
Bob Halverson	Non-Executive Director	Australian
Raymond Schoer	Chairman, Non-Executive Director	Australian
Kevin Russeth	Managing Director, Director	Australian/ USA

The business address of each director and executive officer of the Reporting Person is 5/435 Williamstown Road, Port Melbourne, VIC 3207 Australia.

None of the Reporting Person nor any manager or executive officer of the Reporting Person, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

CUSIP NO. 29336A101	Page 4 of 5 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the Shares was $650,000. The source of funds for payment of the purchase price was from the general working capital of the Reporting Person.

Item 4.	Purpose of the Transaction.

The Reporting Person and its subsidiaries and associates, including Spectrum SDI hold certain proprietary technology assets, the primary applications for which include the detection of explosives, contraband, narcotics; pharmaceutical quality control and assurance; mineral and material assay; metal detection; imaging, surveillance and monitoring. The Reporting Person has acquired its interest in the Issuer for the purpose of enhancing its own shareholder value by contributing existing or new operations into the Issuer as a publicly traded entity with access to the U.S. capital markets. The Reporting Person is evaluating the possible combination of one of its existing operating subsidiaries, into the Issuer through a merger, share exchange or similar acquisition transaction. The Reporting Person is also investigating the possible acquisition of businesses or assets from third parties through merger, share exchange or similar acquisition transaction with the Issuer. Any of the foregoing transactions, if they occur, will likely involve the issuance of additional securities of the Issuer and result changes to the management and Board of Directors of the Issuer. The Reporting Person may seek to finance the working capital requirements for any entity that is combined with the Issuer through the sale of additional debt or equity securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 9.000,000 Shares which represents approximately 97.83% of the Issuer’s outstanding Shares.

(b) The Reporting Person has the sole power to vote all 9,000,000 Shares.

(c) The Reporting Person purchased the shares effective May 30, 2008 pursuant to the terms of a Stock Purchase Agreement dated May 16, 2008 (the “Purchase Agreement”) by and between the Reporting Person and Corporate Services International Profit Sharing Plan (“Seller”). The Reporting Person purchased the 9,000,000 shares of common stock in exchange for the payment of $650,000. The price per share was $.072.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The Purchase Agreement required as a condition of closing that Michael Anthony, the sole shareholder and beneficiary of Seller, appoint Kevin Russeth to the Issuer’s board of directors and resign his position as a director and executive officer of the Issuer effective as of May 30, 2008. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 29336A101	Page 5 of 5 Pages

Item 7.	Material to be Filed as Exhibits

1. Purchase Agreement with the Seller dated May 16, 2008

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2008

QRSciences Holdings Limited

By:	/s/ Rick Stokes
Rick Stokes, CEO